SHINECO, INC.

Room 3310, North Tower, Zhengda Center

No. 20, Jinhe East Road,

Chaoyang District, Beijing,

People’s Republic of China 100020

June 8, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Chris Edwards and Ms. Celeste Murphy

Re:	Shineco, Inc.
Registration Statement on Form S-3/A
Submitted on June 3, 2022
File No. 333-261229

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Shineco, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, so that such Registration Statement will become effective as of 4:15 p.m. Eastern time, Friday, June 10, 2022 or as soon as practicable thereafter.

Very truly yours,

SHINECO, INC.

By:	/s/ Jennifer Zhan
Jennifer Zhan
Chief Executive Officer